SCHEDULE 13D
SCHEDULE 13D
SCHEDULE 13D
Item 5. Interest in Securities of the Issuer.
SIGNATURES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 20)

RF Micro Devices, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

749941 10 0

(CUSIP Number)

William B. Lawrence
TRW Inc.
1900 Richmond Road, 3E
Cleveland, Ohio 44124
(216) 291-7230

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 22, 2001

(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box __.

(Continued on following pages)

(Page 1 of 9 Pages)

SCHEDULE 13D

CUSIP No. 749941 10 0	Page 2 of 9 Pages

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only)
TRW Inc. (“TRW”), I.D. #34-0575430

(2)	Check the Appropriate Box if a Member of a Group		(a) (b)	[ ] [ ]

(3)	SEC Use Only

(4)	SOURCE OF FUNDS
WC, OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

(6)	Citizenship or Place of Organization
Ohio

	(7)	Sole Voting Power
Number of		11,309,396
Shares
Beneficially	(8)	Shared Voting Power
Owned by		0
Each
Reporting	(9)	Sole Dispositive Power
Person With		7,309,396

	(10)	Shared Dispositive Power
4,000,000 (a)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
11,309,396

(12)	Check Box if Aggregate Amount in Row (11) Excludes Certain Shares			[ ]

(13)	Percent of Class Represented by Amount in Row (11)
6.9 percent

(14)	Type of Reporting Person
CO

(a)	These shares are the subject of a series of agreements between TRW Inc. and Goldman, Sachs & Co. pursuant to which TRW has pledged 4,000,000 shares (as adjusted for a two-for-one stock split effected by RF Micro Devices on August 25, 2000) as collateral to secure its obligations under the agreements. The agreements are described at Item 6 of Amendment No. 13 to Schedule 13D.

SCHEDULE 13D

This Amendment No. 20 on Schedule 13D amends the beneficial ownership statement initially filed on February 12, 1998 on Schedule 13G, as amended by Amendment No. 1 on Schedule 13D filed on June 29, 1998, Amendment No. 2 on Schedule 13D filed on September 18, 1998, Amendment No. 3 on Schedule 13D filed on February 3, 1999, Amendment No. 4 on Schedule 13D filed on April 29, 1999, Amendment No. 5 on Schedule 13D filed on June 1, 1999, Amendment No. 6 on Schedule 13D filed on June 9, 1999, Amendment No. 7 on Schedule 13D filed on October 5, 1999, Amendment No. 8 on Schedule 13D filed on October 12, 1999, Amendment No. 9 on Schedule 13D filed on November 18, 1999, Amendment No. 10 on Schedule 13D filed on December 7, 1999, Amendment No. 11 on Schedule 13D filed on January 4, 2000, Amendment No. 12 on Schedule 13D filed on January 25, 2000, Amendment No. 13 on Schedule 13D filed on February 15, 2000, Amendment No. 14 on Schedule 13D filed on January 9, 2001, Amendment No. 15 on Schedule 13D filed on February 14, 2001, Amendment No. 16 on Schedule 13D filed on August 2, 2001, Amendment No. 17 on Schedule 13D filed on August 15, 2001, Amendment No. 18 on Schedule 13D filed on September 24, 2001 and Amendment No. 19 on Schedule 13D filed on October 16, 2001 (collectively, the “Schedule 13D”), pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended, by TRW Inc., an Ohio corporation (“TRW”). This statement is being filed to reflect TRW’s sale, in the aggregate, of 2,725,000 shares of common stock, no par value (“Common Stock”), of RF Micro Devices, Inc. (“RFMD”), executed in multiple trades between October 16, 2001 and October 24, 2001, in accordance with Rule 144 under the Securities Act of 1933, as amended. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Schedule 13D. Except as modified herein, there have been no other changes in the information previously reported in the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are amended by deleting them in their entirety and replacing them with the following:

     (a)  TRW beneficially owns 11,309,396 shares of Common Stock. The number of shares of Common Stock beneficially owned by TRW represents 6.9 percent of the 164,881,073 shares of Common Stock outstanding as of August 7, 2001. The Directors and executive officers of TRW disclaim beneficial ownership of these shares.

     (b)  TRW has sole voting power with respect to 11,309,396 shares. TRW has sole dispositive power with respect to 7,309,396 shares. The remaining 4,000,000 shares beneficially owned by TRW have been pledged as collateral to secure TRW’s obligations under a series of agreements between TRW and Goldman, Sachs & Co. (“GS&Co.”). See Item 6 of Amendment No. 13 to this Schedule 13D for a description of these agreements.

     (c)  On October 16, 2001, TRW sold 650,000 shares of Common Stock of RFMD in forty-three different trades as follows:

Number of Shares	Price per Share

10,000	$24.40
15,000	$24.40
25,000	$24.45
15,000	$24.50
10,000	$24.60

(Page 3 of 9 Pages)

10,000	$24.35
15,000	$24.35
15,000	$24.40
10,000	$24.50
15,000	$24.45
10,000	$24.38
15,000	$24.32
10,000	$24.30
10,000	$24.10
10,000	$24.05
5,000	$24.00
25,000	$23.90
10,000	$23.95
15,000	$23.90
15,000	$23.90
5,000	$23.90
10,000	$23.90
20,000	$23.90
10,000	$23.90
20,000	$23.90
20,000	$23.90
25,000	$24.00
10,000	$24.00
15,000	$24.02
20,000	$23.60
10,000	$23.65
10,000	$23.60
10,000	$23.65
20,000	$23.70
20,000	$23.70
10,000	$23.75
25,000	$24.00
15,000	$24.05
10,000	$24.10
50,000	$24.08
25,000	$24.15
10,000	$24.10
15,000	$24.15

The prices set forth above do not reflect fees of approximately .003 percent on each of these transactions.

(Page 4 of 9 Pages)

     On October 18, 2001, TRW sold 350,000 shares of Common Stock in thirty-one different trades as follows:

Number of Shares	Price per Share

15,000	$20.00
10,000	$20.10
15,000	$20.05
5,000	$20.10
5,000	$20.10
10,000	$20.25
15,000	$20.00
10,000	$20.25
10,000	$20.20
10,000	$20.25
10,000	$20.15
10,000	$20.15
10,000	$20.00
5,000	$20.00
5,000	$20.05
5,000	$20.05
20,000	$20.25
10,000	$20.30
10,000	$20.25
10,000	$20.30
20,000	$20.10
10,000	$20.10
20,000	$20.10
20,000	$20.20
10,000	$20.20
10,000	$20.25
10,000	$20.30
20,000	$20.25
10,000	$20.00
10,000	$20.00
10,000	$20.02

The prices set forth above do not reflect fees of approximately .003 percent on each of these transactions.

     On October 19, 2001, TRW sold 400,000 shares of Common Stock in twenty-five different trades as follows:

Number of Shares	Price per Share

10,000	$20.35
10,000	$20.30
10,000	$20.33
20,000	$20.34

(Page 5 of 9 Pages)

20,000	$19.80
15,000	$19.85
15,000	$19.85
20,000	$20.00
15,000	$20.05
15,000	$20.03
20,000	$20.10
20,000	$20.00
10,000	$20.04
15,000	$20.03
15,000	$20.07
20,000	$20.10
10,000	$20.20
20,000	$20.20
20,000	$20.25
15,000	$20.40
20,000	$20.40
15,000	$20.15
25,000	$20.20
10,000	$20.20
15,000	$20.26

The prices set forth above do not reflect fees of approximately .003 percent on each of these transactions.

     On October 22, 2001, TRW sold 460,000 shares of Common Stock in thirty-seven different trades as follows:

Number of Shares	Price per Share

15,000	$20.05
15,000	$20.00
10,000	$20.05
10,000	$20.15
10,000	$20.60
10,000	$20.55
10,000	$20.55
10,000	$20.65
10,000	$20.55
25,000	$20.25
10,000	$20.30
15,000	$20.32
10,000	$20.20
10,000	$20.25
10,000	$20.30
20,000	$20.35
10,000	$20.25
10,000	$20.30
10,000	$20.30

(Page 6 of 9 Pages)

10,000	$20.25
10,000	$20.25
10,000	$19.90
10,000	$19.95
10,000	$19.95
20,000	$19.90
25,000	$20.00
15,000	$20.05
10,000	$20.07
20,000	$20.15
10,000	$20.25
10,000	$20.15
10,000	$20.20
20,000	$20.40
10,000	$20.40
10,000	$20.40
10,000	$20.40
10,000	$20.50

The prices set forth above do not reflect fees of approximately .003 percent on each of these transactions.

     On October 23, 2001, TRW sold 465,000 shares of Common Stock in thirty-five different trades as follows:

Number of Shares	Price per Share

20,000	$20.65
10,000	$20.75
10,000	$20.85
10,000	$21.00
10,000	$20.50
10,000	$20.50
10,000	$20.50
10,000	$20.50
10,000	$20.55
25,000	$20.60
10,000	$20.60
15,000	$20.60
25,000	$20.75
10,000	$20.80
15,000	$20.80
20,000	$20.85
20,000	$20.90
10,000	$20.80
10,000	$21.00
10,000	$20.80
10,000	$20.80
10,000	$20.85
10,000	$20.80

(Page 7 of 9 Pages)

20,000	$20.90
10,000	$20.90
10,000	$20.95
10,000	$20.97
25,000	$20.65
10,000	$20.60
15,000	$20.60
15,000	$20.90
10,000	$20.90
10,000	$20.95
15,000	$20.90
15,000	$21.00

The prices set forth above do not reflect fees of approximately .003 percent on each of these transactions.

     On October 24, 2001, TRW sold 400,000 shares of Common Stock in twenty-five different trades as follows:

Number of Shares	Price per Share

5,000	$21.00
25,000	$21.00
10,000	$21.05
10,000	$21.00
7,500	$21.15
7,500	$21.20
10,000	$21.15
10,000	$21.05
15,000	$21.03
10,000	$21.07
10,000	$21.02
10,000	$21.03
10,000	$20.90
10,000	$20.90
25,000	$20.90
25,000	$20.90
25,000	$20.90
25,000	$20.90
25,000	$20.80
25,000	$20.83
15,000	$20.80
15,000	$20.85
20,000	$20.85
25,000	$20.85
25,000	$20.87

The prices set forth above do not reflect fees of approximately .003 percent on each of these transactions.

(Page 8 of 9 Pages)

     All of these shares were sold in accordance with Rule 144 under the Securities Act of 1933, as amended. Except for the foregoing, no transactions have been effected in the Common Stock of RFMD by TRW or, to the best knowledge of TRW, by its directors and executive officers since the filing of TRW’s Amendment No. 19 to Schedule 13D, filed with the Commission on October 16, 2001.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 25, 2001

TRW INC.

By:	/s/ Kathleen A. Weigand

Kathleen A. Weigand Vice President, Assistant General Counsel and Assistant Secretary

(Page 9 of 9 Pages)